# Contact

www.linkedin.com/in/denise-l-griffin-a5722257 (LinkedIn)

## Top Skills

Project Management
Creative Writing
Vendor Management

## Languages

English

## Certifications

Master Esthetics Certification, Oncology Certification, Herbal Esthetics Certifcation

# Denise L. Griffin

C-Suite Executive Support | Project Management | Communications Management | Vendor Management
Charlotte, North Carolina, United States

## Experience

### Just Her Rideshare
Board Member - Community Engagement, Events & Partnerships
September 2023 - Present (2 years 2 months)
Charlotte, NC

### Connect Management
Business Owner
November 2022 - Present (3 years)
Charlotte, North Carolina, United States

At Connect Management, we understand the unique challenges faced by small business CEOs. You're not just the visionary of your company; you're its heart, its hands, and sometimes, even its janitor. Your responsibilities are vast, yet your teams are small, a juxtaposition that requires not just hard work, but smart work. This is where we step in.

Whether it's strategic planning, project management, marketing and communications support, or customer service, we'll be on hand to fill the gaps in your team, seamlessly integrating with your operations.

We believe in building relationships that go beyond the transactional, fostering a community where ideas can flourish, challenges can be met with innovative solutions, and growth is not just an objective, but a shared journey.

Empowering you is at the core of what we do — Let us be the secret weapon in your arsenal, the support that propels you and your business to new heights. When it comes to supporting small business CEOs, it's not just our job— it's our superpower.

### Mind Blowing Magazine
Managing Editor
December 2020 - January 2023 (2 years 2 months)

In conjunction with Editor-in-Chief and Editorial Director, create content strategies and oversee implementation processes. Manage production schedules. Allocate responsibilities to team of interns. Primary point of contact for all contractors. Maintains consistent communication with Editor-in-Chief regarding all functions of the publication. Manages communication process to schedule on-site events. Manage team of editors and occasionally write and edit.

Sculpted Artistry
Brow Stylist, MUA, PMU Artist
August 2011 - December 2022 (11 years 5 months)
Charlotte, NC

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## Education

Robert Morris University
Bachelor of Arts (BA), Communication and Media Studies · (1996 - 1998)

Aveda Institute - Charlotte, NC
Licensed Esthetician, Esthiology · (2009 - 2009)